                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                        WILSONS THE LEATHER EXPERTS INC.
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                                    41-183993
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                             (IRS Employer I.D. No.)


     Lawrence Greenapple, Esq., 630 Third Avenue, New York, New York 10017,
                                 (212) 953-6633
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                October 28, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [  ].

CUSIP No. 972463103
          ---------

1) Name of Reporting Person    Richard Liu, c/o Superior Leather, Ltd.,
                               Unit 510 Tower 2, Enterprise Square,
                               9 Sheung Yuet Rd., Kowloon Bay,
                               Kowloon, Hong Kong

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2) Check the Appropriate Box if a Member of a Group (See Instructions)

   (a) _________________________________________________________________

   (b) _________________________________________________________________

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3) SEC Use Only ________________________________________________________

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4) Source of Funds (See Instructions)                   PF
                                      ----------------------------------
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5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
   or 2(e)


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6) Citizenship or Place or Organization               Taiwan
                                        --------------------------------

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     Number of      7)   Sole Voting Power               882,400
   Shares Bene-                            -----------------------------
    ficially       -------------------------------------------------------------
    Owned by        8)   Shared Voting Power
   Each Report-
   ing Person       9)   Sole Dispositive Power          882,400
                                              --------------------------
                   -------------------------------------------------------------
                   10) Shared Dispositive Power

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11) Aggregate Amount Beneficially Owned by Each Reporting Person 882,400
                                                                 -------

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12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) _____________________________________________________

________________________________________________________________________

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13) Percent of Class Represented by Amount in Row (11)       4.27%
                                                       -----------------

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14) Type of Reporting Person (See Instructions)             IN
                                                ------------------------


ITEM 1.  Security and Issuer

         This statement relates to the common stock of Wilsons The Leather Experts, Inc. whose principal executive office is at 7401 Boone Avenue North, Brooklyn Park, MN 55428.

ITEM 2.  Identity and Background

         The person filing this statement is a natural person
             (a)   Richard Liu

             (b)   c/o Superior Leather Ltd.
                   Unit 510 Tower 2
                   Enterprise Square
                   9 Sheung Yuet Road
                   Kowloon, Hong Kong

             (c)   President of Superior Leather Ltd. at address in Item 2(b)

             (d) Not convicted in any criminal proceeding during the past five years

             (e) Not during the past five years party to a proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment or decree of final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  Source and Amount of Funds or Other Consideration

         The subject shares were acquired in transactions through October 17, 2003, with personal funds of Richard Liu none of which were borrowed.

ITEM 4.  Purpose of Transaction

         The securities of the issuer were acquired as a portfolio investment. There are no present plans which relate to or would result in any of the events described in subparagraphs a through j of Item 4.

ITEM 5.  Interest in Securities of the Owner

         (a)(i) The aggregate number of shares of common stock of the Issuer beneficially owned by Richard Liu at October 28, 2003 is 882,400.

         (ii) In its Form 10Q filed with the Commission September 11, 2003, the issuer reported 20,658,936 shares of common stock outstanding. Mr. Liu's sale of shares of common stock between September 9, 2003 and October 28, 2003 reduced the total of shares owned by him to less than 5% of the outstanding shares.


         (b) Richard Liu has the sole power to vote the 882,400 shares of common stock held for his account in the name of Copwell Holdings, Ltd.

         (c) Since September 9, 2003, Mr. Liu purchased (sold) shares of common stock in transactions effected through broker-dealers on the Nasdaq National Market System for the account of Copwell Holdings, Ltd. as follows:

                                              No. of Shares
Trade Date                                   purchased (sold)                           Aggregate Price
----------                                   ----------------                           ---------------
September 9, 2003                               (18,000)                                 ($163,412)
September 29, 2003                               52,000                                   $434,120
September 30, 2003                                5,000                                    $40,496
October 3,2003                                   43,900                                   $361,265
October 9, 2003                                 (30,000)                                 ($270,287)
October 13, 2003                                  2,345                                    $22,348
October 13, 2003                                (21,400)                                 ($204,550)
October 14, 2003                                 (4,145)                                  ($40,085)
October 15, 2003                                 (4,900)                                  ($48,361)
October 16, 2003                                (10,000)                                  ($96,396)
October 17, 2003                                    653                                     $6,144
October 17, 2003                                (72,253)                                 ($691,580)
October 20, 2003                                 (4,340)                                  ($42,009)
October 21, 2003                                (40,060)                                 ($397,602)
October 22, 2003                                (59,000)                                 ($582,645)
October 23, 2003                                (50,300)                                 ($495,039)
October 24, 2003                                (32,300)                                 ($318,775)
October 27, 2003                                (10,000)                                  ($99,546)
October 28, 2003                                (15,000)                                 ($151,193)

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Liu and any other person with respect to any securities of the issuer. The securities of the issuer are held of record by Copwell Holdings, Ltd., an entity of which Mr. Liu is the sole principal.

ITEM 7.  Material to Be Filed As Exhibits

         There is no material required to be filed as an exhibit.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: Kowloon, Hong Kong
       November 11, 2003
                                                /s/      Richard Liu
                                                   ---------------------------
                                                         RICHARD LIU